Exhibit 12.1

Aflac Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
(In millions)	2018	2017	2016	2015	2014	2013
Fixed charges:
Interest expense(1)	$111	$240	$268	$289	$317	$293
Interest on investment-type contracts	42	77	72	57	57	54
Rental expense deemed interest	0	0	0	0	1	1

Total fixed charges	$153	$317	$340	$346	$375	$348

Earnings before income tax(1)	$2,114	$4,018	$4,067	$3,862	$4,491	$4,816
Add back:
Total fixed charges	153	317	340	346	375	348

Total earnings before income tax and fixed charges	$2,267	$4,335	$4,407	$4,208	$4,866	$5,164

Ratio of earnings to fixed charges	14.8x	13.7x	12.9x	12.2x	13.0x	14.8x

(1)	Excludes interest expense on income tax liabilities